The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated September 12, 2024

PRICING SUPPLEMENT No. 371 dated September        , 2024

(To Prospectus Supplement dated April 27, 2023

and Prospectus dated April 27, 2023)

Wells Fargo & Company

Medium-Term Notes, Series T

$

Fixed Rate Callable Notes

Notes due September 23, 2039

Filed Pursuant to Rule 424(b)(2) Registration No. 333-270532

The notes have a term of 15 years, subject to our right to redeem the notes on the optional redemption dates beginning 3 years after issuance. The notes pay interest semi-annually at a fixed per annum rate, as set forth below. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes will not be listed on any exchange and are designed to be held to maturity.

Terms of the Notes
Issuer:	Wells Fargo & Company (“Wells Fargo”)
Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Pricing Date:	September 13, 2024.*
Issue Date:	September 23, 2024.*
Stated Maturity Date:

September 23, 2039.* The notes are subject to redemption by Wells Fargo prior to the stated maturity date as set forth below under “Optional Redemption.” The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date.

Payment at Maturity:

Unless redeemed prior to stated maturity by Wells Fargo, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Dates:	Semi-annually on the 23rd day of each March and September, commencing March 23, 2025, and at stated maturity or earlier redemption.*
Interest Period:

With respect to an interest payment date, the period from, and including, the immediately preceding interest payment date (or, in the case of the first interest period, the issue date) to, but excluding, that interest payment date.

Interest Rate:

5.12% per annum. See “Description of Notes—Interest and Principal Payments” and “—Fixed Rate Notes” in the prospectus supplement for a discussion of the manner in which interest on the notes will be calculated, accrued and paid.

Optional Redemption:

The notes are redeemable by Wells Fargo, in whole but not in part, on the optional redemption dates, at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Any redemption may be subject to prior regulatory approval. Wells Fargo will give notice to the holders of the notes at least 5 days and not more than 30 days prior to the date fixed for redemption in the manner described in the accompanying prospectus supplement under “Description of Notes—Redemption and Repayment.”

Optional Redemption Dates:	Annually on the 23rd day of each September, commencing September 23, 2027 and ending September 23, 2038*.
Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP Number:	95001DHG8

*

To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates, the optional redemption dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” on page PRS-3 herein and “Risk Factors” beginning on page S-4 of the accompanying prospectus supplement.

The notes are unsecured obligations of Wells Fargo, and all payments on the notes are subject to the credit risk of Wells Fargo. If Wells Fargo defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	—	$1,000.00
Total

(1)

See “Supplemental Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

The notes are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series T.” The paying agent and security registrar for the notes is Computershare Trust Company, N.A.

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 27, 2023 and the prospectus dated April 27, 2023 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC websiteiwww.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Prospectus Supplement dated April 27, 2023:

https://www.sec.gov/Archives/edgar/data/72971/000183988223010804/seriest-424b2_042723.htm

●Prospectus dated April 27, 2023:

https://www.sec.gov/Archives/edgar/data/72971/000183988223010799/wf_424b2-0427.htm

PRS-2

SELECTED RISK CONSIDERATIONS

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below and the “Risk Factors” section of the accompanying prospectus supplement as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate payable on the notes may be more or less than prevailing market interest rates at any time during the term of the notes. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable note of comparable maturity. If we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

An Investment In The Notes May Be More Risky Than An Investment In Notes With A Shorter Term.

The notes have a relatively long term to maturity, subject to our right to redeem the notes on the optional redemption dates. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will redeem your notes will decrease and the interest rate payable on the notes may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

Holders Of The Notes Have Limited Rights Of Acceleration.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If We Convey, Transfer Or Lease All Or Substantially All Of Our Assets To One Or More Of Our Subsidiaries.

Risks Relating To An Investment In Wells Fargo’s Debt Securities, Including The Notes

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

Our Ability To Service Our Debt, Including The Notes, May Be Limited By The Results Of Operations Of Our Subsidiaries And Certain Contractual Arrangements.

The Resolution Of Wells Fargo Under The Orderly Liquidation Authority Could Result In Greater Losses For Holders Of Our Debt Securities, Including The Notes, Particularly If A Single-Point-Of-Entry Strategy Is Used.

The Resolution Of Wells Fargo In A Bankruptcy Proceeding Could Also Result in Greater Losses For Holders Of Our Debt Securities, Including The Notes.

PRS-3

Risks Relating To The Value Of The Notes And Any Secondary Market

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the interest rate provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

●Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.

●Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as whether we exercise our option to redeem the notes, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Risk Relating To Conflicts Of Interest

A Dealer Participating In The Offering Of The Notes Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

If any dealer participating in the offering of the notes, which we refer to as a “participating dealer,” or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, if any, and this projected hedging profit will be in addition to any concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

PRS-4

UNITED STATES FEDERAL TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments for U.S. federal income tax purposes.

We expect the “issue price” of the notes to be equal to their stated principal amount. Assuming that the notes’ issue price is equal to the stated principal amount, the notes will be issued without original issue discount (“OID”) for U.S. federal income tax purposes. However, the issue price of the notes will be determined on the pricing date. If the notes’ stated principal amount exceeds their issue price by more than a de minimis amount, the notes would be issued with OID, in which case a U.S. holder (as defined in the accompanying prospectus supplement) would generally be required to recognize the OID in income in advance of the receipt of the related cash payments.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations” in the accompanying prospectus supplement for more information.

PRS-5

SUPPLEMENTAL PLAN OF DISTRIBUTION

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes. The agent may resell the notes to other securities dealers at the original offering price of $1,000 per note. Such securities dealers may include Wells Fargo Advisors (the trade name of the retail brokerage business of our affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC).

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

PRS-6